March 8, 2010

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	PC Connection, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the Period Ended September 30, 2009
Filed November 6, 2009
Form 10Q for the Period Ended June 30, 2009
Filed August 7, 2009
Form 10-Q for the Period Ended March 31, 2009
Filed May 8, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2009
File No. 0-23827

Dear Mr. Owings:

We are in receipt of your letter dated March 2, 2010 regarding your review of our recent filings. We have set forth below both your comments and immediately thereafter our responses, including our proposed responses to be included in future filings.

Definitive Proxy Statement on Schedule 14A

Base Salary, page 12

1.

We note your response to comment four in our letter dated December 31, 2009. In the penultimate paragraph of that response, you state that you increased the base salaries of three of your executive officers, other than your chief executive officer, to be at or slightly below the 75th percentile of comparable salary ranges. Also, you state that the base salary of the remaining executive officer, other than your chief executive officer, was set slightly above the 50th percentile, based on his level of responsibility and comparable salary ranges. In future filings, please identify the executives to whom you are referring, including the executive whose salary was set slightly above the 50th percentile.

Response:

To the extent that the Company is required to discuss its decisions regarding executive compensation for the fiscal year 2008 in its future proxy statements, it will include disclosures substantially as set out in our response to item 4 in our letter dated February 12, 2010, except that we will also name the following executive officers whose base salaries were adjusted to be at or near the respective 75th and 50th percentiles:

75th percentile

•	Timothy McGrath, Executive Vice President, PC Connection Enterprises

•	David Beffa-Negrini, Senior Vice President, Corporate Marketing and Creative Services

•	Jack Ferguson, Executive Vice President, Treasurer and Chief Financial Officer

50th percentile

•	Bradley Mousseau, Senior Vice President, Human Resources

Certain Relationships and Related Transactions, page 19

2.	We note your response to comment seven in our letter dated December 31, 2009. If true, please confirm for us that the terms of the transactions and agreements with related parties you disclose in this proxy statement were comparable to terms you could have obtained in arms-length transactions with unaffiliated third parties. If not true, please discuss how the terms would be different if they were conducted in arms-length transactions with unaffiliated third parties.

Response:

We confirm that the terms of all of the related party transactions referred to in our proxy statement and those disclosed in our Form 10-K for the year ended December 31, 2009 were comparable to terms we could have obtained in arms-length transactions with unaffiliated third parties. We also confirm that in future filings if the terms of any related party transactions were not comparable to terms of comparable arms-length transaction with unaffiliated third parties, we would explain how such terms were different and the effect on our financial statements.

In connection with our responses to the SEC comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

If you have any further questions on our responses set out above and wish to contact us by telephone, please contact Jack Ferguson, Executive Vice President and CFO at (603) 683-2156.

Very truly yours,

/s/ Jack L. Ferguson
Jack L. Ferguson
Executive Vice President and
Chief Financial Officer

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